SpringOwl Asset Management LLC	Cove Street Capital LLC
1370 Avenue of the Americas, 28th Floor	2101 East El Segundo Boulevard, Suite 302
New York, NY 10019	El Segundo, CA 90245

January 6, 2015

The Need FOR Change: Oversight of Long Overdue Strategic Refocusing

Dear Fellow Forestar Stockholder:

The Value FOR Shareholders Group is a group of concerned shareholders comprised of SpringOwl Asset Management LLC and Cove Street Capital LLC that, together with their respective affiliated parties, beneficially own greater than 7.0% of Forestar’s outstanding common stock. We have been troubled by the steady diminution in the value of our investment, and believe the company can – and should – do better.

In light of recent announcements by Forestar that have started to address some – but not all – of the issues that we have privately raised to Management and your Board’s leadership, we thought this was an opportune occasion to convey our thoughts to you, our fellow Forestar shareholders. As a reminder, over the recent months, Forestar has announced several nascent initiatives – seemingly in response to our private conversations that began in January 2013 – which would, on their surface, appear to be constructive. However, in our view, these initiatives share a common thread: they are either (i) pushed so far into the future that they seem to lack any meaningful effect or (ii) their respective implementation lies at the discretion of your current Board, one which is responsible for many of the decisions that have led to the recent stock price underperformance. Although it is a positive step that the Board has at least recognized some of the serious issues that exist, we believe you should ask yourselves if you trust the same Board members, who have overseen and directed your company since its IPO, to fix their past mistakes without the benefit of additional shareholder-aligned oversight.

In addition – and in answer to many questions which many of you have raised to us privately since we filed a 13D on November 14, 2014 – we will use this letter to lay out for you the issues that we have raised over the past two years with the company in a series of private conversations and written correspondence.

OUR MESSAGE TO FORESTAR

We have sought to convey to your Board and Management that we believe the inherent flaws in Forestar’s capital allocation and a misguided strategic plan have led to dismal stock performance over the company’s seven years as a standalone public entity. Our management and Board outreach attempts intentionally have been conducted quietly and behind the scenes in order to convey the serious, long-term nature of our investment and to increase the probability of a value-enhancing partnership to benefit all Forestar shareholders. We would note that members of the Group have been Forestar shareholders since January 2013, and that all members of the Group originally invested in Forestar with the intention of being long-term stockholders.

The Need FOR Change
January 6, 2015

The response from Management and the Board’s leadership to our correspondence and meetings to date has been cordial and professional, but only recently – after nearly 18 months of clinging to what we believe to be a failed plan – has the Board even begun to show any real signs of understanding the company’s predicament. Unfortunately, each of the company’s recent public announcements looks like one in a series of knee-jerk reactions that lack the cohesiveness of a real strategic plan that directly addresses the dismal results of the last seven years. Unfortunately, we believe that our efforts to effect meaningful long-term change through a private dialogue with Management and the Board have reached an impasse. As a result, we believe it is necessary to open the dialogue to all shareholders.

Forestar’s stock price performance has been disappointing for many years. We are troubled by this performance, much of which we believe has been self-inflicted. The following chart illustrates the year-to-date, 1-, 3- , 5-year and “Since January 1, 2008” performance of Forestar common stock, as compared to the performance of Forestar’s self-defined Peer Group, ISS’ defined Peer Group, the S&P 500 index, the Russell 2000 index, the S&P 400 Oil & Gas index and the S&P 500 Real Estate index. We believe the company can—and should—do better.

Our collective research indicates to us that this endemic underperformance stems from the following issues:

•	A lack of clear and focused strategic direction within the company, driven by the inexplicable strategic decision in 2012 to attempt to become an operating Oil & Gas company – an endeavor that we believe was poorly executed and directly dilutive to shareholders through (i) equity-related issuances and (ii) expensive debt financings which have encumbered the company’s Real Estate assets with liens;
•	A series of poor Capital Allocation decisions reflecting the Board’s apparent lack of understanding of appropriate valuation methodologies for an asset-rich company such as Forestar; and
•	Questionable corporate governance practices at the hands of a Board that we believe has provided misguided and/or insufficient oversight of the company’s strategic direction, Capital Allocation and Compensation practices.

We believe that with its wealth of real assets, Forestar is at a critical juncture: there are tremendous opportunities within the control of the Board and Management to create and enhance shareholder value. We have presented to Management a proposed action plan (the “Value Enhancement Plan”) with the following recommendations:

The Need FOR Change
January 6, 2015

•	Evaluate strategic alternatives for all Oil & Gas investments and, pending this review, immediately halt all non-committed Oil & Gas spending.

The December 8th announcement of the removal of the head of the Oil & Gas division and the engagement of a financial advisor to review strategic options – would seemingly represent initial positive steps in addressing this issue. However, our collective research indicates that the company needs to take additional operational steps in its Oil & Gas business to protect the value of your investment. The operational steps include (i) an immediate cessation of all non-essential Oil & Gas investment and (ii) the enactment of meaningful cost savings initiatives within the Oil & Gas business. It is not clear that either Management or the Board has the relevant experience or appropriate acumen to make these difficult decisions. In this Oil & Gas environment, we do not believe that Goldman Sachs – which has assisted the company in making some of what we believe to be a series of poor decisions over the past seven years – is the appropriate arbiter of what needs to be done at your company.

•	Implement a strategic review process for the Real Estate business that considers long-term value creation versus the current “Triple in FOR” plan that emphasizes short-term growth objectives and reported income metrics that we believe are irrelevant to the company’s long-term value;
•	Improve Capital Allocation discipline in conjunction with the respective strategic review processes; and
•	Implement measures to improve Corporate Governance, including:
o	Elimination of Poison Pill
o	Reevaluation of Management Compensation Program
o	Reevaluation of “Golden Parachute” Programs and Change of Control “triggers”
o	Increase Insider Ownership by Independent Directors
o	Appointment of new Independent Directors who can bring the fresh perspective and skill sets that we believe are sorely lacking on the current Board

We believe that taking these steps would be overwhelmingly positive for Forestar shareholders. Specifically, we expect that we would emerge with a company that:

•	is focused on per share value creation;
•	has a tighter and more understandable strategic focus;
•	operates with an improved balance sheet; and
•	is adequately and appropriately capitalized to take advantage of compelling external investment opportunities or be in the position to return capital to shareholders if that is determined to be the value maximizing path.

We believe you should ask yourself: Given the lack of strategic direction the company has displayed and the degradation of shareholder value that has occurred, can the current Board be counted upon to reverse past mistakes and then take the appropriate actions to change the company’s course?

HOW DID WE GET HERE?

We believe the key reasons as to why the share price performance of Forestar has been such a disappointment since its 2007 spin-off from Temple Inland are relatively straightforward:

The Need FOR Change
January 6, 2015

Poor Capital Allocation Decisions…

One need not look any further than at Forestar’s “Triple in FOR” program. Tripling any measure of corporate activity would seem to be an inherently flawed objective unless it considers two key metrics:

1.	Capital required to achieve the goal; and
2.	Estimated impact on per share value.

Based on both (i) the decisions your Board has made and (ii) the conversations we have had with the current leadership of your Board and Forestar’s Management, we are not convinced that this Board has sufficiently and appropriately considered and analyzed these metrics.

Although a tripling of EBITDA in four years might seem to be a laudable goal for an operating company, – assuming proper consideration of required capital spending – in Forestar’s case, such a goal is indicative of a failure to realize that EBITDA generation at the expense of net asset value can easily destroy shareholder value. In our view, Forestar’s failure to have or to articulate a strategy of creating sustainable value coupled with its misguided goals have led to stock price underperformance in the face of favorable underlying markets within Forestar’s core business – REAL ESTATE.

Under your Board, Forestar repeatedly has made decisions regarding the operations and strategic direction of your company that we believe have directly and negatively affected shareholder value. Most importantly, the current regime has diverted financial and managerial resources away from Forestar’s core assets—its vast Real Estate holdings. We believe that as a direct result of these diversions the company now suffers, even after the December 8th announcement, a “conglomerate” discount as an “orphan stock,” one without a specific industry following. In our view, putting these two highly capital intensive businesses under one small roof was a recipe for shareholder dilution, increasing levels of debt and magnification of cyclical exposure. Regrettably, it was a recipe concocted by your Board, the same Board which now seems to be seeking a “blank check” to reverse course without any meaningful oversight from representatives of its shareholders on the Board of Directors.

Our Group believes that these issues will not be properly addressed by the current Board and immediate action needs to be taken.

….Coupled with a Lack of Strategic Focus…

Instead of focusing on its core Real Estate business and simply leasing to more capable parties the mineral acres inherited in the Temple-Inland spin-off, your Board authorized the purchase of Credo Petroleum Corporation in June 2012 for approximately $146 million. At the time of the announcement, Mr. DeCosmo stated:[1]

•	“This strategic acquisition is consistent with our recently announced Triple in FOR initiatives to accelerate value realization, optimize transparency and disclosure and raise net asset value through strategic and disciplined investments”
•	“This acquisition establishes a meaningful oil and gas platform and a strong oil and gas team that is well positioned to deliver shareholder value for years to come”
•	“Following the acquisition of Credo, we will have the scale and option to operate and capitalize on attractive oil and gas investment opportunities. This important milestone will allow us to leverage the newly acquired leasehold interests as well as our existing mineral rights to recognize and responsibly deliver the greatest value from every acre”

______________________________

[1] Forestar Press Release titled “Forestar to Acquire Credo Petroleum”, June 4, 2012

The Need FOR Change
January 6, 2015

Credo’s key assets included non-operating wells in the Bakken area of North Dakota—land that has turned out to be prime real estate in that region – and an “off-the–radar” land position in Kansas and Nebraska. Furthermore, the original premise of the ongoing financial impact of the deal included the notion that capital expenditures were going to be “somewhere between $30 million to $35 million” and thus fundable within the then-current capital structure.2

A mere 18 months later, Management put out estimates of an approximately $175-200 million Oil & Gas capital spending program for 2014, very little of which was earmarked for developing the original mineral rights.3 While actual 2014 spending appears to have come in below this estimate, most of this reduction was a result of terrible winter weather in the Bakken which delayed the company’s drilling plans.

We are troubled that your company has spent approximately $300 million on what we view as its misguided shareholder-funded adventure into the Oil & Gas business over the past three years to get to a point where it remains sub-scale by Management’s own admission. This capital spending has been the primary reason for two dilutive capital raises in the past two years and it unnecessarily amplified the company’s exposure to the vicissitudes of an historically cyclical business, the effects of which the company is dealing with today.

We believe Forestar should (i) impose an immediate cessation of all non-committed drilling and land acquisition – a topic that has not been addressed by the company, (ii) conduct the strategic review of whether your company should continue to be an operating company in Oil & Gas exploration in conjunction with fresh perspectives in the Boardroom and (iii) institute a comprehensive cost-saving plan to allow returns from previous investments to be realized.

Up until its vague announcement on December 8th, these recommendations were completely resisted by Forestar despite its dismal results to date. We would further highlight the inherent value of Forestar’s ownership of non-operating assets in the Bakken – an area which continues to consolidate – and note that in September 2014, CEO Jim DeCosmo refused our suggestion that he speak with a specific potential private buyer (with the ability to quickly make a fully-financed bid) of non-operating assets in the Bakken to even discuss possible deals and ventures for our company’s assets.

As recently as its November quarterly conference call, the company showed no signs of stopping its Oil & Gas investing, as it announced an investment of $15 million in new and non-contiguous acreage in Oklahoma.

Our Group thinks it is entirely appropriate to ask whether the Board whose decision-making process created this flawed plan – a plan that has produced no discernible return while diluting shareholders and encumbering the company’s Real Estate assets – is the right group of people to make proper decisions for the company in the quickly-evolving and volatile energy business.

….Which Creates a “Circular Reference” with Capital Allocation, Given a Seemingly Limited Understanding of How to Create Value for Shareholders

In addition to continued profligate spending in non-core areas, your Board does not appear to have engaged in sufficiently thoughtful discussions regarding capital allocation alternatives. Based upon a conversation SpringOwl had with Management at Forestar’s offices in Austin, Texas on October 10, 2014, we do not believe that Management has engaged on a regular basis, if at all, in any discussion with Forestar’s Board of Directors concerning Management’s view of the company’s per share Net Asset Value. In fact, Management represented that your Board’s understanding of Net Asset Value per share had been driven by estimates prepared by Wall Street Research analyst - NOT – by Forestar Management, based upon its own intimate knowledge of the company’s asset base.

______________________________

[2] Forestar / Credo Acquisition Conference Call, June 4, 2012

[3] Forestar 4th Quarter 2013 Conference Call, February 13, 2014

The Need FOR Change
January 6, 2015

As one alternative – but certainly not the only alternative – for allocating precious capital is share repurchases, we believe you should ask yourselves if the current Board could be in a position to make informed Capital Allocation decisions without even having Management’s assessment of the per share Net Asset Value.

To be clear, to the extent that attractive opportunities present themselves, we have no issue with reinvesting capital into such opportunities. Rather, we object to doing so in a haphazard manner without appropriate questions being asked by a company’s board of directors.

We would note that on November 5, 2014, Forestar announced vaguely-worded “plans to repurchase up to $55 million in stock.” We do not understand how it is possible to make this decision in a responsible manner without an internally-generated detailed analysis as to the intrinsic value of the company. Rather, this decision seems much more like a public relations gambit. We believe it is appropriate for you to ask yourselves if you believe this was a haphazardly-planned and reactive (to our efforts) decision made by your Board, rather than a decision made as part of a carefully thought out, long-term plan to generate shareholder value.

Corporate Governance Deficiencies Provide an Important Overlay on Missteps in Strategy and Capital Allocation

Board Expertise

We believe that operating expertise in Forestar’s lines of business is woefully underrepresented in the current Board membership, and that consequently there is little hope that your Board, as currently constituted, can effectively oversee Management in evaluating and maximizing the opportunities inherent in these business lines.

Furthermore, the collective background of your current directors does not appear to include sufficiently meaningful experience in or expertise involving the capital markets and corporate finance. Given a history of what we believe to be dilutive equity raises and high-cost debt raises as well as the inherent sensitivity of the company’s assets to changes in the overall economic environment (and specifically as it relates to interest rate and commodities exposure), we cannot overstate the importance of having better capital markets and corporate finance expertise at the Board level.

Given what we perceive to be insufficient information flow from Management to the Board with respect to Capital Allocation decisions, we believe you should ask yourselves whether this is a shortcoming that must be addressed though a change in the Board’s composition.

Interlocking Relationships at the Board

The current Board composition highlights a number of current and past relationships amongst the members of your Board. Notably, there are overlaps and presumed preexisting relationships with organizations including: Temple-Inland, Goldman Sachs, Countrywide Financial, KB Home, Genesis Energy and the University of Texas.

We have specific concerns about the extent to which these interlocking relationships center around your Chairman, Kenneth M. Jastrow, II.

The Need FOR Change
January 6, 2015

•	Temple-Inland

Mr. Jastrow’s service as Chairman and CEO of Temple-Inland overlapped with James Johnson’s and Richard Smith’s service on the Board of Temple-Inland. Additionally, Jim DeCosmo’s employment service at Temple-Inland overlapped with Mr. Jastrow’s tenure at Temple-Inland.

•	Goldman Sachs

Kathleen Brown’s employment service at Goldman Sachs overlapped with Mr. Johnson’s service as a member of the Board at Goldman Sachs.

•	Countrywide Financial

Ms. Brown’s and Michael Dougherty’s service on the Board of Countrywide Financial overlapped.

•	KB Home

Mr. Jastrow’s and Mr. Johnson’s service on the Board of KB Home overlapped.

•	Genesis Energy

Mr. Jastrow’s and Carl Thomason’s service on the Board of Genesis Energy overlapped.

•	The University of Texas

Mr. Jastrow has served as Chairman of the School’s: Development Board, Advisory Council of the McCombs School of Business, Neighborhood Longhorns, Commission of 125 and its Capital Campaign. Charles Matthews is the Chair of the School’s Development Board. William Powers is the President of The University of Texas at Austin. Notably, Mr. Jastrow engaged in a letter writing campaign to the Chairman of the School’s governing board on behalf of Mr. Powers in 2011.

It is our understanding that the company has used Goldman Sachs as its “house bank.” Given Goldman’s prior roles in advising the company with respect to acquisitions and financing strategies – and what we believe to be the resultant degradation in shareholder value from some of the decisions that were made based on such advice – and the close ties of members of the Board to Goldman, we believe you should ask yourselves whether you are comfortable with Goldman’s acting as financial advisor to the company in connection with the Strategic Alternatives Review of the Oil & Gas business.

Furthermore, the Group believes that the long-term interrelationships among members of the Board means there are legitimate questions surrounding the independence of the Board and that you should ask yourselves whether, given the company’s history, there is a need for a stronger, more independent Board with additional expertise in the most relevant industries.

Superficial Steps Toward Addressing Prevailing Corporate Governance Issues

Recently, in another long overdue step, the company announced a proposal to de-stagger the Board, pending the outcome of a vote at the 2015 Annual Meeting. Although a superficially positive step towards improving corporate governance practices, if approved, this proposal would not provide even a portion of its intended benefit until the 2017 Annual Meeting – the first time more than one class of directors would be elected at the same time – and would not become fully implemented until the 2018 Annual Meeting (more than three years from today!). Unfortunately, this protracted lead time does not address what we believe to be the urgent need to change the company’s current flawed strategy – including its stated intentions to continue to allocate precious capital to its non-core, sub-scale Oil & Gas production business – through improved Board oversight.

The Need FOR Change
January 6, 2015

Seemingly Misaligned Compensation Practices

We also have raised to the company the deep concerns we have with Forestar’s Compensation structure. We believe this structure is based upon flawed “growth” metrics related to both Real Estate and Oil & Gas. Despite sending several private letters to your Board, some of which provided concrete suggestions and highlighted companies that we believe have more aligned practices, we have not seen any indication that the Board is responding to these concerns.

Low Level of Purchased Insider Ownership

You should also be aware that based upon our review of Forestar’s filings with the SEC, it would appear that the company’s Independent Directors, in the aggregate, have only purchased 5,500 shares (in 2008 – almost 7 years ago!) of Forestar common stock in the open market since the company began to trade publicly. In contrast, the Value FOR Shareholders Group has purchased a greater than 7.0% ownership interest in your company. We are convinced that shareholders would benefit from stronger, and more aligned, representation in the Boardroom now – before any more damage can be done.

Correcting an Insular Approach

Given the serious issues facing our company, we believe significant change is required in the membership of the Board. To date, we have sought to meaningfully engage with your Board on a constructive basis regarding operating performance, Capital Allocation and Corporate Governance issues at Forestar. We have also provided suggestions to the company regarding potential new Directors that we believe could add significant value in the Boardroom. Our substantial efforts to work with the Chairman and the Board in regard to these suggestions have yielded little progress. In fact, despite repeated requests, we have not been afforded the chance to present to the full Board in order to allow the Board an opportunity to engage in a dynamic, back-and-forth discussion with significant owners of your company.

We continue to seek an opportunity to work constructively with the Board and Management to review the company’s strategies in its operating businesses and identify opportunities to enhance shareholder value.

Given the current state of the company, we believe that you should ask yourselves the following questions:

•	Is the Board depriving shareholders of the opportunity to benefit from the capital markets and corporate finance experience that the principals of SpringOwl and Cove Street can bring to the table?
•	What exactly could be driving the decision-making process of the Board, if not the objective of maximizing shareholder value?

The Time FOR Change Is Now

Almost two-and-half years after the acquisition of Credo, shareholders now are left with two very distinct options:

1.	Continue to support the current Board and its record of overseeing a failed strategy and the degradation of significant shareholder value; or
2.	Demand that your company embrace fresh perspectives that could lead to better returns for all shareholders.

We believe the choice is clear.

The Need FOR Change
January 6, 2015

We welcome other shareholders to reach out to us any time to share their thoughts (and their answers to the questions we have posed to them) as we seek to maximize value on behalf of all of the company’s shareholders. We also welcome our fellow shareholders to share their thoughts with Forestar’s Board.

We remain enthusiastic about constructively engaging with the Board and hope that its leadership will reevaluate its unwillingness to engage meaningfully with the Group in a thoughtful two-way discussion about Capital Allocation and the best way to increase per share net asset value. However, in the absence of constructive engagement, we will evaluate all alternatives available to us.

Sincerely,
SPRINGOWL ASSET MANAGEMENT LLC	COVE STREET CAPITAL LLC
/s/ Andrew M. Wallach	/s/ Jeffrey Bronchick
Andrew M. Wallach Managing Member	Jeffrey Bronchick Chief Investment Officer